# SEC Schedule 13G/A (Amendment No. 22) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GARMIN LTD, CIK 0001121788
CUSIP: H2906T109
Title of class of securities: Registered Shares
Address of issuer's principal executive offices: MUHLENTALSTRASSE 36/38, SCHAFFHAUSEN, Switzerland (V8), CH-8200
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001013816-01-000005
Filed by CIK 0001134100

## Reporting persons
- KAO MIN H: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,667,740; sole dispositive power 0; shared dispositive power 18,667,740; aggregate amount beneficially owned 18,667,740 (9.7% of the class)
- KAO YU-FAN C: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,667,740; sole dispositive power 0; shared dispositive power 18,667,740; aggregate amount beneficially owned 18,667,740 (9.7% of the class)

## Item 1. Issuer
Name of issuer: GARMIN LTD
Address of issuer's principal executive offices: MUHLENTALSTRASSE 36/38, SCHAFFHAUSEN, SWITZERLAND, CH-8200.

## Item 2. Person Filing
Name of person filing:
(i) Min H. Kao
(ii) Yu-Fan C. Kao
Address of principal business office or, if none, residence: 1200 East 151st Street, Olathe, Kansas 66062 (for each person listed in 2(a)(i) and 2(a)(ii))
Citizenship: USA (for each person listed in 2(a)(i) and 2(a)(ii))

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) Of the 18,667,740 Registered Shares:
- 6,226,093 Registered Shares are held by the M&F Trust dated October 17, 2019, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and share voting and dispositive power with respect to those Registered Shares;
- 11,927,217 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares; and
- 514,430 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Min H. Kao is president and a director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Min H. Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Min H. Kao is the beneficial owner of such Registered Shares.

(2) Of the 18,667,740 Registered Shares:
- 6,226,093 Registered Shares are held by the M&F Trust dated October 17, 2019, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and share voting and dispositive power with respect to those Registered Shares;
- 11,927,217 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares; and
- 514,430 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Yu-Fan C. Kao is a director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Yu-Fan C. Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Yu-Fan C. Kao is the beneficial owner of such Registered Shares.
Percent of class:
Min H. Kao - 9.68%
Yu-Fan C. Kao - 9.68%
Sole power to vote or to direct the vote:
Min H. Kao - 0
Yu-Fan C. Kao - 0
Shared power to vote or to direct the vote:
Min H. Kao - 18,667,740
Yu-Fan C. Kao - 18,667,740
Sole power to dispose or to direct the disposition:
Min H. Kao - 0
Yu-Fan C. Kao - 0
Shared power to dispose or to direct the disposition:
Min H. Kao - 18,667,740
Yu-Fan C. Kao - 18,667,740

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EX-1 JOINT FILING AGREEMENT

## Signatures
- KAO MIN H: /s/ Min H. Kao, Min H. Kao (07/10/2026)
- KAO YU-FAN C: /s/ Yu-Fan C. Kao, Yu-Fan C. Kao (07/10/2026)
Comment: Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit 1, among Min H. Kao and Yu-Fan C. Kao, this statement on Schedule 13G is filed on behalf of each of them.